Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

For the purpose of determining the ratio of earnings to fixed charges, “earnings” consist of income (loss) before income taxes and noncontrolling interest, plus fixed charges and amortization of capitalized interest, less interest capitalized. “Fixed charges” consist of interest expense (including amortization of deferred financing costs, premiums, and discounts), amortization of capitalized expenses related to indebtedness, plus two-thirds of rental expense (this portion is considered to be representative of the interest factor), and are computed as follows:

	As of and for Year Ended December 31, (in thousands)
	2010	2009	2008	2007	2006
Earnings:
Pre-tax income (loss) before noncontrolling interest	$3,133	$1,692	$(4,019)	$4,867	$(10,132)
Add: Fixed charges	27,624	27,222	29,466	30,611	34,452
Add: Amortization of capitalized interest	75	75	75	75	71
Less: Interest capitalized	—	(10)	—	(159)	(154)

Total Earnings	$30,832	$28,979	$25,522	$35,394	$24,237

Fixed Charges
Interest expense	$25,580	$25,217	$27,477	$28,477	$32,718
Interest capitalized	—	10	—	159	154
Estimated interest on rental expense	2,044	1,995	1,989	1,975	1,580

Total Fixed Charges	$27,624	$27,222	$29,466	$30,611	$34,452

Ratio of Earnings to Fixed Charges(1)	1.12x	1.06x	0.87x	1.16x	0.70x

(1)	For the years ended December 31, 2008 and 2006, we had a deficiency of $3,944 and $10,215, respectively, in earnings to fixed charges.